Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road
Shanghai 200233
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTEN

Description	Page

Signature	3

Exhibit 99.1 — Press Release Regarding Appointment of New Independent Director Dated December 9, 2010.	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: December 10, 2010

Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces Appointment of New Independent Director

SHANGHAI, PRC— December 9, 2010 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), a leading Chinese online game developer and operator, today announced the recent appointment of David Feng Yu as independent director. Mr. Yu will replace Paul C.Y. Chu, who has resigned due to personal reasons.

Mr. Chu served as an independent director and as chairman of Giant’s audit committee as well as a member of Giant’s compensation committee since the Company’s initial public offering and listing on the New York Stock Exchange in 2007. Following his resignation, Giant’s board of directors has appointed Mr. Yu as independent director and as a member of the audit committee and compensation committee.  Director Peter Andrew Schloss, a current member of the audit committee, has been appointed as chairman of the audit committee.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “On behalf of Giant’s board and management team, I would like to thank Mr. Chu for his service and contributions over the past three years.  I would also like to extend a warm welcome to Mr. Yu to the Giant board.  As a successful entrepreneur, Mr. Yu brings with him rich experience in business leadership and senior management.  The range of experience that Mr. Yu brings to the Giant board is especially valuable at this point in the company’s development as we begin to explore opportunities to leverage the convergence of online games with various other entertainment mediums.  I look forward to working closely with Mr. Yu and the rest of the board as we enter the new year.”

Mr. David Feng Yu is currently a founder and chairman of Yunfeng Fund, which is one of the biggest investment funds in China and set up by a group of successful entrepreneurs.  Mr. Yu also serves as a director of Huayi Brothers Media Corporation, Shanghai Eastday Bar Chain Administration Co., Ltd and Shanghai General Electric Group Inc.  In 2008, Mr.Yu established Kaituo Investment Fund, dedicated to investing in new emerging companies.  He served as co-chairman of the board and president from 2006 to 2008 at Focus Media Holdings Limited ("Focus Media").  Prior to joining Focus Media, Mr. Yu founded Target Media Holdings Limited ("Target Media") in 2003 and served as chairman and chief executive officer until 2006, when Target Media was acquired by Focus Media.  In 2005, Mr. Yu was selected by the Advertising Newspaper in China as one of the “Most Influential Advertising People of the Year.”  In 2004, Mr. Yu was selected by China Venture Capital Forum 2004 as one of the “Top 10 Enterprisers of the Year.”  Mr. Yu received a Bachelor degree and Master degree of Arts in philosophy from Fudan University in 1991, and an Executive M.B.A. degree from China Europe International Business School in 2001.

FOR IMMEDIATE RELEASE

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, Dragon Soul, and My Sweetie.  Giant has several additional online games that it intends to launch, including ZT Online 2, Allods Online, and Elsword.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of September 30, 2010 consisted of over 130 distributors, and reached over 96,000 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Further information regarding risks and uncertainties that could cause our actual results to differ from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (Shanghai): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 6451 1258 ir@ztgame.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Jason Marshall Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com